                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

                         COMMISSION FILE NUMBER: 0-1532

         A. Full title of the plan and the address of the plan, if different than that of the issuer named below:


                      MARSH SUPERMARKETS, INC. 401(K) PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            MARSH SUPERMARKETS, INC.
                            9800 CROSSPOINT BOULEVARD
                           INDIANAPOLIS, INDIANA 46256

FINANCIAL STATEMENTS AND SCHEDULES

Marsh Supermarkets, Inc. 401(k) Plan

December 31, 2000 and 1999 and for the year ended December 31, 2000 with Report of Independent Auditors

                      Marsh Supermarkets, Inc. 401(k) Plan

                       Financial Statements and Schedules

                           December 31, 2000 and 1999
                    and for the year ended December 31, 2000





                                    CONTENTS

Report of Independent Auditors ...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to the Financial Statements  ...........................................4

Schedules

Schedule of Assets (Held At End of Year) .....................................9
Schedule of Reportable Transactions .........................................10

                         Report of Independent Auditors

Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 7, 2001

                      Marsh Supermarkets, Inc. 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                  DECEMBER 31
                                             2000            1999
                                       ----------------------------------
ASSETS
Investments, at fair value:
    Money market funds                    $   156,655     $   186,948
    Marsh stock                            18,479,585      13,050,832
    Mutual funds                           30,382,627      31,281,444
    Common/collective trust                 4,734,937       3,922,458
    Loans to participants                   2,793,404       2,077,604
                                       ----------------------------------
    Total investments                      56,547,208      50,519,286

Receivables and other assets:
    Employee contributions                         --         138,269
    Employer contributions                         --          27,549
    Interest and dividends receivable              --          13,051
                                       ----------------------------------
                                                   --         178,869
                                       ----------------------------------
    Total assets                           56,547,208      50,698,155

LIABILITIES
Due to (from) brokers                              --          12,888
                                       ----------------------------------
Net assets available for benefits         $56,547,208     $50,685,267
                                       ==================================


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

           Statement of Changes in Net Assets Available for Benefits,

                          Year ended December 31, 2000




Additions to net assets attributed to:
    Investment income:
      Net realized and unrealized appreciation
         in fair value of investments                             $   338,815
      Investment Income                                             1,271,091
                                                                  -----------
                                                                    1,609,906
    Contributions:
      Employee                                                      6,348,779
      Employer                                                      3,102,365
                                                                  -----------
                                                                    9,451,144
                                                                  -----------
        Total additions                                            11,061,050

Deductions from net assets attributed to:
      Benefits paid to participants
        or their beneficiaries                                      5,139,744
      Administrative expenses                                          59,365
                                                                  -----------
        Total deductions                                            5,199,109
                                                                  -----------

Net increase                                                        5,861,941

Net assets available for benefits:
    Beginning of year                                              50,685,267
                                                                  -----------
    End of year                                                   $56,547,208
                                                                  ===========

See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

                        Notes to the Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established by Marsh Supermarkets, Inc. (the "Company") to provide retirement benefits for participating eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company's Retirement Committee, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is Key Trust Company of Ohio, N.A. ("Key Trust").

The Plan is a defined contribution retirement plan covering employees of the Company who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

CONTRIBUTIONS

The Plan provides for employees to contribute from 1 to 15 percent (up to the IRS maximum) of their compensation on a pre-tax basis. The Company contributes an amount equal to 25 percent of employee before tax contributions (excluding contributions in excess of six percent of compensation) in the form of Company stock. The Plan also provides for additional grandfathered and discretionary profit sharing contributions determined by the Board of Directors of the Company. The grandfathered contribution is not discretionary. It is allocated to certain longer service employees who participated in the Marsh Pension Plan and is intended to help offset the loss of future benefit accruals under the Pension Plan. Grandfathered contributions of $896,197 were made in 2000. During 2000 a total of $1,213,371 in discretionary profit sharing contributions were made.

                      Marsh Supermarkets, Inc. 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

ALLOCATIONS TO PARTICIPANTS

Income on the investments of the funds is allocated daily to participants' accounts based on their account balance. Forfeited balances of terminated participants' nonvested accounts are used to pay administrative expenses of the Plan or reduce future Company contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct their contributions to any of the investment options offered by the Plan. Company contributions are made in the Marsh Stock Fund.

PAYMENT OF BENEFITS

Upon retirement or termination, a participant may receive contributions made to the Plan, the vested portion of the employer contributions and an allocable share of the Plan's earnings or losses. If requested, benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.

EXPENSES OF THE PLAN

Investment management fees reduce plan earnings. All other plan expenses are paid by the Company.

VESTING POLICY

The Employer Matching Contributions and Profit Sharing Contributions are subject to vesting and forfeitures. 401(k) deferrals, rollovers and Grandfathered Contributions are 100% vested and nonforfeitable. The matching and profit sharing contributions are fully vested after 5 years.

                      Marsh Supermarkets, Inc. 401(k) Plan

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

USE OF ESTIMATES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

Investments that represent five percent or more of the Plan's net assets are presented in the following table:

                                                    2000              1999
                                               --------------------------------
Investments at fair value as determined by
     quoted market price:
     Registered investment companies:
        Prism Fidelity Contrafund                $20,006,384       $21,874,181
        Bond Fund of America                       5,436,989         5,134,719
        Prism Magic Fund                           2,842,537         2,457,898
     Common stock:
     *  Marsh Class A Common Stock:
           667,830 and 661,130 shares             10,427,783         9,173,179
     *  Marsh Class B Common Stock:
           637,979 and 382,978 shares              8,051,802         3,877,653

     * Nonparticipant-directed

                      Marsh Supermarkets, Inc. 401(k) Plan

3. INVESTMENTS (CONTINUED)

During 2000 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as presented in the following table:

                                                        NET REALIZED AND
                                                           UNREALIZED
                                                          APPRECIATION
                                                         (DEPRECIATION)
                                                          IN FAIR VALUE
                                                           -----------
Investments at fair value as determined by
   quoted market price:
       Registered investment companies                     $(2,060,693)
       Common stock                                          2,429,835
       Common collective trust funds                           (30,327)
                                                           -----------
                                                           $   338,815
                                                           ===========

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments is as follows:

                                                      DECEMBER 31
                                           2000                        1999
                                     ------------------------------------------
Net assets:
   Marsh common stock:
      Class A                          $10,427,783                $ 9,173,179
      Class B                            8,051,802                  3,877,653
   Money Market                            156,655                    186,948
                                     ------------------------------------------
                                       $18,636,240                $13,237,780
                                     ==========================================

                      Marsh Supermarkets, Inc. 401(k) Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       2000
                                                                   -----------
Changes in net assets:
   Contributions                                                   $ 4,347,498
   Investment income                                                   548,810
   Net realized and unrealized appreciation
   (depreciation) in fair value of investments                       2,425,782
   Transfers to participant-directed funds                            (358,200)
   Benefits paid to participants                                    (1,522,314)
   Administrative expenses                                             (43,116)
                                                                   -----------
                                                                   $ 5,398,460
                                                                   ===========

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                   SCHEDULES

                      Marsh Supermarkets, Inc. 401(k) Plan

         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

                                December 31, 2000

                                                          EIN Number: 35-0918179
                                                                Plan Number: 004

                    (b)                                                                   (d)            (e)

                                              Description of Investment, Including
         Identity of Issue, Borrower,           Maturity Date, Rate of Interest,
           Lessor, or Similar Party                  Par or Maturity Value                Cost        Current Value
-------------------------------------------------------------------------------------------------------------------

Shares of registered investment companies:

    Prism Fidelity Contrafund                         882,034.011 shares               $ 14,573,429   $ 20,006,384

    Prism Franklin Small Cap Growth Fund               51,492.110 shares                  1,938,033      2,025,185

    George Putnam Fund of Boston                       40,410.199 shares                    692,409        693,846

    Templeton Foreign Fund                            214,721.720 shares                  2,145,175      2,220,223

    Bond Fund of America                              425,096.854 shares                  5,770,750      5,436,989
                                                                                      -----------------------------
                                                                                         25,119,796     30,382,627

Common/collective trust:

*   EB Equity Index Fund                               21,148.844 shares                  1,812,481      1,892,400

*   EB Magic Fund                                     197,292.909 shares                  2,484,079      2,842,537
                                                                                      -----------------------------
                                                                                          4,296,560      4,734,937


Money market fund:

*   Key Trust Company of Ohio, N.A.                   156,654.770 shares                    156,655        156,655

Common stock:

*   Marsh Supermarkets, Inc. Class A                  667,830.000 shares                  9,548,893     10,427,783

*   Marsh Supermarkets, Inc. Class B                  637,979.000 shares                  7,476,764      8,051,802
                                                                                      -----------------------------
                                                                                         17,025,657     18,479,585

    Participant loans                      Interest rates ranging from 8.25% to 10.0%            --      2,793,404
                                                                                      -----------------------------
                                                                                       $ 46,598,668   $ 56,547,208
                                                                                      =============================


* Indicates party-in-interest to the Plan.

                            Marsh Supermarkets, Inc.

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 2000

                                                                                                           EIN Number:  35-0918179
                                                                                                                 Plan Number:  004

                     (a)                            (b)             (c)          (d)        (g)           (h)            (i)
                                                                                                     Current Value
                                                                  Purchase     Selling    Cost of     of Asset on      Net Gain
      Identity of Party Involved           Description of Asset    Price        Price      Assets   Transaction Date  or (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Single transactions in excess of 5% of plan assets:

   Marsh Supermarkets, Inc.             Marsh Common Stock
                                          Purchases               2,996,584               2,996,584     2,996,584
                                          Sales                                  91,265      90,337        91,265         928

   Key Trust Company of Ohio, N.A.      Employee Benefits
                                          Money Market Fund
                                          Purchases               5,167,261               5,167,261     5,167,261
                                          Sales                               5,197,554   5,197,554     5,197,554

Information concerning (e) "Lease Rental" and (f) "Expense Incurred with Transaction" has not been presented as it is not applicable. There were no category (i), (ii) or (iv) reportable transactions during 2000.

                        FINANCIAL STATEMENTS AND EXHIBITS



         The following financial statements of Marsh Supermarkets, Inc. 401(k) Plan are included herein:



                         Report of Independent Auditors

                 Statement of Net Assets Available for Benefits
                  as of December 31, 2000 and December 31, 1999

            Statement of Changes in Net Assets Available for Benefits
                      for the Years Ended December 31, 2000

                          Notes to Financial Statements

                                    Schedules

                         Consent of Independent Auditors




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     MARSH SUPERMARKETS, INC. 401(k) PLAN



                                     By: /s/ P. Lawrence Butt
                                         ---------------------------------------
                                         P. Lawrence Butt, Secretary
                                         Retirement Committee

June 28, 2001